Exhibit (a)(5)(M)

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MARKET VECTORS ETF TRUST ANNOUNCES EXPIRATION OF
SUCCESSFUL EXCHANGE OFFERS FOR SIX MERRILL LYNCH-SPONSORED HOLDRS

Over $2 Billion in Tendered HOLDRS Accepted,
New Industry-Focused Market Vectors ETFs Set for December 21st Launch

NEW YORK, (December 20, 2011) – Van Eck Global announced today the expiration of the exchange offers by its Market Vectors ETF Trust for any and all outstanding receipts of six Merrill Lynch-sponsored HOLDRS: Oil Service (OIH), Semiconductor (SMH), Pharmaceutical (PPH), Biotech (BBH), Retail (RTH), and Regional Bank (RKH). The offering period expired, as scheduled, at 11:00 a.m. EST, on December, 20, 2011.

     All terms and conditions have been satisfied for each of the six exchange offers. As such, Market Vectors ETF Trust has accepted all tendered HOLDRS associated with the offers. A total of 33,756,917 HOLDRS were validly tendered (and not withdrawn) and accepted by Market Vectors ETF Trust, representing nearly 70% of the value of the aggregate assets of the six Trusts and totaling $2.3 billion (based off today’s 10:30 a.m. market prices). A breakdown for each is as follows:

Ticker	HOLDRS Trust	HOLDRS Tendered	% of Outstanding HOLDRS
OIH	Oil Service	10,203,621	60.71%
SMH	Semiconductor	14,320,937	71.02%
PPH	Pharmaceutical	5,369,069	70.20%
BBH	Biotech	1,565,501	63.69%
RTH	Retail	1,157,177	57.34%
RKH	Regional Bank	1,140,612	74.52%

     “We are extremely pleased with the outcome, and feel that the exchange offers have provided an important benefit to investors. As we’ve stated, we believe that ETFs offer a better investment vehicle when compared to the HOLDRS structure,” said Adam Phillips, Managing Director of ETFs at Van Eck Global. “These funds are a great addition to the Van Eck platform and, particularly in the case of OIH, a natural extension of the kinds of products with which we have historically been associated. We are eager to move forward with the launch of this new suite of industry focused ETFs.”

     All owners of validly tendered HOLDRS will be entitled to shares of a new corresponding Market Vectors ETF. The newly created ETFs are expected to begin trading tomorrow, December 21, 2011 under the corresponding HOLDRS’ ticker symbols. The table below presents the ticker symbols, names and underlying indices for each of the six new Market Vectors® ETFs to launch tomorrow.

Ticker	Market Vectors ETF See links below for Fund related info found at vaneck.com.	Market Vectors Index See links below for index information found at the index provider’s website, marketvectorsindices.com.
OIH	Oil Services ETF	US Listed Oil Services 25 Index (MVOIHTR)
SMH	Semiconductor ETF	US Listed Semiconductor 25 Index (MVSMHTR)
PPH	Pharmaceutical ETF	US Listed Pharmaceutical 25 Index (MVPPHTR)
BBH	Biotech ETF	US Listed Biotech 25 Index (MVBBHTR)
RTH	Retail ETF	US Listed Retail 25 Index (MVRTHTR)
RKH	Bank and Brokerage ETF	US Listed Bank and Brokerage 25 Index (MVRKHTR)

About the New ETFs

     Market Vectors’ six new ETFs seek to replicate as closely as possible, before fees and expenses, the price and yield performance of Market Vectors Indices. By tracking their respective indices, the new ETFs will provide exposure to highly liquid companies. The index weighting methodology combines market capitalization and trading volume rankings to compile 25 of the largest and most actively traded companies in their respective industries.

     Additionally, the new ETFs may include both domestic and U.S.- listed foreign companies. This feature allows for greater industry representation compared to many industry-focused indices which include U.S. domiciled companies only. Many highly recognizable companies in these industries are based outside of the U.S., particularly in Oil Services, Semiconductor and Pharmaceutical.

     The indices are capitalization-weighted and require constituents to be listed on a U.S. exchange and derive the majority of their revenues from their respective industry. Each index will have 25 constituents with weightings rebalanced quarterly.

     The launch of these ETFs underscores Van Eck’s commitment to industry-focused investment themes and the ongoing evolution of the firm’s product offerings. Van Eck currently offers a broad lineup of specialized hard asset ETFs as well as industry ETFs focused on global gaming, environmental services and mortgage REITs. In addition, it offers international equity, fixed income and municipal bond ETFs.

     Each of the new Market Vectors ETFs carry a gross expense ratio of 0.47% and a net expense ratio of 0.35%, with expenses capped at 0.35% at least until May 1, 2013 (excludes certain expenses, such as interest).

About Market Vectors

     Founded in 1955, Van Eck Global was among the first U.S. money managers helping investors achieve greater diversification through global investing. Today, the firm continues this tradition by offering innovative, actively managed investment choices in hard assets, emerging markets, precious metals including gold, and other alternative asset classes. Van Eck Global has offices around the world and manages approximately $30.8 billion in investor assets as of September 30, 2011.

     Market Vectors exchange-traded products have been offered by Van Eck Global since 2006 and span many asset classes, including equities, municipal bonds and other fixed income as well as currencies. The Market Vectors family currently totals $21.7 billion in assets under management, making it the sixth largest ETF family in the U.S. and the ninth largest worldwide as of September 30, 2011.

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Important Disclosure

All information in this material (other than opinions or expectations) concerning applicable HOLDRS, including their business and operations, was provided by Merrill Lynch & Co., Inc. All information in this material concerning Van Eck ETFs, including its business, operations and financial results, was provided by Van Eck. Information on HOLDRS assets under management and trading volume was sourced from Bloomberg.

Investing involves substantial risk and high volatility, including possible loss of principal. An investor should consider the investment objective, risks, charges and expenses of a new ETF carefully before investing. Please read the prospectus and summary prospectus carefully before investing.

Investors may obtain free copies of the prospectus and sumary prospectus, and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the prospectus and summary prospectus, and other documents filed with the SEC may also be obtained by directing a request to: Van Eck Securities Corporation, Distributor, 335 Madison Avenue, New York, NY 10017 or by calling: 800.826.2333 or visiting vaneck.com/holdrs.

The indexes referred to herein are published by and are the exclusive property of Market Vectors Index Solutions GmbH, which has contracted with Structured Solutions AG to maintain and calculate the Indexes. Structured Solutions AG uses its best efforts to ensure that the Indices are calculated correctly. Structured Solutions AG has no obligation to point out errors in the Indices to third parties.

Van Eck Securities Corporation, Distributor, 335 Madison Avenue, New York, NY 10017